Exhibit 8.1

List of Subsidiaries

Subsidiary*	Jurisdiction of Incorporation	Name Under Which the Subsidiary Does Business
Cementos Selva S.A.C.	Perú
Distribuidora Norte Pacasmayo S.R.L.	Perú	Dino
Dinoselva Iquitos S.A.C.	Perú	Dino Selva
Empresa de Transmisión Guadalupe S.A.C.	Perú
Salmueras Sudamericanas S.A.	Perú
Acuícola Los Paiches S.A.C.	Perú
Soluciones Takay S.A.C.	Perú
150Krea	United States
Corporación Materiales Piura S.A.C1	Perú

*	All subsidiaries are wholly owned, directly or indirectly, by Cementos Pacasmayo S.A.A.

[1]	On January 4, 2023, Cementos Pacasmayo S.A.A. acquired all the shares of the company Corporación Materiales Piura S.A.C.